Exhibit 99.1

Statoil ASA: Ex dividend and ex rights to participate in dividend issue

From 1 November 2016, the shares in Statoil (OSE: STL, NYSE: STO) at New York Stock Exchange will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for second quarter 2016.

From 2 November 2016, the shares in Statoil  at Oslo Børs (Oslo Stock Exchange) will be traded ex dividend USD 0.2201 and ex rights to participate in the dividend issue (scrip dividend programme) for second quarter 2016.

Record date at New York Stock Exchange and Oslo Børs is 3 November 2016.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

This press release was brought to you by Statoil through the Hugin news service.

For further information about Statoil, please visit our home page at: http://www.statoil.com